Form 6-K

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of August 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant's name into English)

**2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: August 10, 2007   By: /s/ John Greenslade

                                            John Greenslade
                                            President

Baja Mining Corp.

Interim Consolidated Financial Statements
June 30, 2007
(expressed in Canadian dollars)

Baja Mining Corp.

Consolidated Balance Sheet - Unaudited

As at June 30, 2007 and December 31, 2006

(expressed in Canadian dollars)

	June 30, 2007 $	Dec. 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	741,086	1,475,375
Short term deposits	4,552,486	8,874,554
Other current assets	767,679	850,056
	6,061,251	11,199,985
Mineral properties, mining concessions and related deferred costs (note 3)	1,257,283	757,793
Property, plant and equipment (note 4)	1,282,753	464,034
	8,601,287	12,421,812
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,270,295	1,139,707
Special warrant liability (note 5)	744,038	-
	2,014,333	1,139,707
Shareholders' Equity		
Share capital (note 6(b))	71,347,304	65,258,086
Share purchase warrants (note 6(c))	5,232,737	6,496,517
Contributed surplus (note 6(f))	6,827,593	6,972,565
Deficit	(76,820,680)	(67,445,063)
	6,586,954	11,282,105
	8,601,287	12,421,812

Commitments (note 10)

On behalf of the Board

__/s/ John Greenslade_____ Director ___/s/ Robert Mouat_____ Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Consolidated Statement of Operations, Comprehensive Income and Deficit - Unaudited
For the three and six month periods ended June 30, 2007 and 2006

(expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
	$	**$**	**$**	**$**
Exploration expenses				
Amortization	35,265	21,702	66,521	54,388
Camp, general and travel	109,060	118,751	280,099	275,987
Concession and claim fees	(2,205)	1,379	29,868	23,991
Drilling	117,147	542,258	1,410,568	622,212
Feasibility studies	1,712,065	1,758,081	2,761,443	1,926,056
Geological and environmental	197,351	149,003	1,506,706	190,071
Metallurgical	66,195	118,431	136,640	168,638
Pilot plant costs	-	2,808,628	-	3,246,937
Professional and consulting fees				
Related party (note 7)	73,600	167,644	198,130	268,112
Other	596,352	257,629	684,756	333,987
Project finance costs	32,295	-	62,965	-
Stock-based compensation (note 6(e))	684,056	397,349	684,056	658,385
Wages and subcontract	122,166	96,149	313,316	161,761
	3,743,347	6,437,004	8,135,068	7,930,525
General and administrative expenses				
Amortization	23,314	18,220	43,267	35,782
Audit and legal fees	77,791	67,911	149,884	106,299
Directors fees	15,500	12,750	28,250	17,000
Stock exchange and transfer agent fees	22,823	29,415	235,220	46,297
Interest and bank charges	2,985	2,116	6,182	3,533
Management and consulting fees				
Related party (note 7)	36,000	36,000	72,000	57,000
Other	35,994	57,156	85,191	109,134
Office and general	64,570	45,541	169,727	70,649
Promotion, trade show and marketing	164,664	31,049	314,695	100,026
Rent	46,006	35,250	89,283	53,225
Stock-based compensation (note 6(e))	194,551	213,841	481,853	373,341
Telephone	23,407	13,315	39,772	23,705
Travel	99,920	62,175	135,002	98,928
Wages and subcontract	209,527	64,505	396,809	130,180
	1,017,052	689,244	2,247,135	1,225,099
Loss before other items	(4,760,399)	(7,126,248)	(10,382,203)	(9,155,624)
Foreign exchange gain (loss)	932,114	(216,907)	892,872	(131,843)
Interest income and other	29,681	115,534	113,714	129,338
Loss and comprehensive loss for the period	(3,798,604)	(7,227,621)	(9,375,617)	(9,158,129)
Deficit – Beginning of period	(73,022,076)	(45,752,782)	(67,445,063)	(43,822,274)
Deficit – End of period	(76,820,680)	(52,980,403)	(76,820,680)	(52,980,403)
Basic and diluted loss per share	(0.03)	(0.07)	(0.09)	(0.10)
Weighted average number of shares	111,039,688	101,309,894	109,685,818	88,908,200

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Consolidated Statement of Changes in Shareholders' Equity - Unaudited
For the six month period ended June 30, 2007 and year ended December 31, 2006

(expressed in Canadian dollars)

	2007 $	2006 $
Share capital		
Balance – beginning of period	65,258,086	44,284,417
Brokered private placement	-	17,634,879
Share issuance costs	-	(2,076,487)
Shares issued on exercise of warrants	2,819,475	3,023,163
Fair value of warrants exercised	1,311,362	699,882
Shares issued on exercise of stock options	647,500	684,250
Fair value of options exercised	1,310,881	1,007,982
Balance – end of period	71,347,304	65,258,086
Share purchase warrants		
Balance – beginning of period	6,496,517	1,121,953
Brokered private placement share purchase warrants	-	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	-	1,308,952
Fair value of additional agent warrants	-	32,109
Fair value of shares issued on exercise of warrants	(1,311,362)	(699,882)
Fair value of special warrants	47,582	-
Balance – end of period	5,232,737	6,496,517
Contributed Surplus		
Balance – beginning of period	6,972,565	2,739,721
Fair value of options re-priced	-	1,100,000
Fair value of options granted	1,165,909	4,140,826
Fair value of options exercised	(1,310,881)	(1,007,982)
Balance – end of period	6,827,593	6,972,565
Deficit		
Balance – beginning of period	(67,445,063)	(44,222,274)
Loss for the period	(9,375,617)	(23,222,789)
Balance – end of period	(76,820,680)	(67,445,063)
Total Shareholders' Equity	6,586,954	11,282,105

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Consolidated Statement of Cash Flows - Unaudited

For the three and six month periods ended June 30, 2007 and 2006

(expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
Cash flows - Operations				
Loss for the period	(3,798,604)	(7,227,621)	(9,375,617)	(9,158,129)
Items not affecting cash				
Amortization	58,579	39,922	109,788	90,170
Fair value of special warrants	-	-	805,161	-
Accretion of special warrants liability	32,295	-	62,965	-
Stock-based compensation expense	878,607	611,190	1,165,909	1,031,726
Unrealized foreign exchange	(76,506)		(76,506)	-
	(2,905,629)	(6,576,509)	(7,308,300)	(8,036,233)
Net changes in working capital balances				
Other current assets	(97,962)	5,470	82,377	(155,847)
Accounts payable and accrued liabilities	(1,010,207)	2,388,787	(182,865)	2,218,714
	(4,013,798)	(4,182,252)	(7,408,788)	(5,973,366)
Cash flows - Investing				
Investment in (redemption of) short term deposits	1,435,783	(16,061,664)	4,322,068	(16,061,664)
Mineral properties and related deferred costs, net	(186,037)	-	(186,037)	-
Acquisition of property, plant and equipment	(771,392)	(63,861)	(928,507)	(201,515)
	478,354	(16,125,525)	3,207,524	(16,263,179)
Cash flows - Financing				
Net proceeds from issuance of common shares	2,860,986	19,439,164	3,466,975	24,575,876
Related party	-	(183)	-	(26,782)
	2,860,986	19,438,981	3,466,975	24,549,094
(Decrease) increase in cash and cash equivalents	(674,458)	(868,796)	(734,289)	2,312,549
Cash and cash equivalents - Beginning of period	1,415,544	5,941,429	1,475,375	2,760,084
Cash and cash equivalents - End of period	741,086	5,072,633	741,086	5,072,633

Supplemental cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

1 Nature and continuance of operations

Baja Mining Corp. ("the Company"), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now know as Mintec Processing Ltd. or "Mintec") through a reverse takeover.

The Company's common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission ("SEC"). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study ("DFS"), prepared by Bateman Engineering Inc. ("Bateman") that confirms the economic and technical viability of the Boleo project and, as such, the project has moved from the exploration stage to the development stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2 Summary of significant accounting policies

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's most significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica del Boleo, S.A de C.V., which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated. The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting, and do not include all the disclosures included in the Company's annual consolidated financial statements.

Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2007:

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

2   Summary of significant accounting policies (continued)

Basis of presentation (continued)

a)   Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at market value (or mark to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

b)   Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders, and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

c)   The adoption of Sections 1530 and 3855 had no impact on the opening equity or balance sheet of the Company.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

3   Mineral properties, mining concessions and related deferred costs

Boleo Project details and acquisition and deferred costs are as follows:

	June 30, 2007 $	Dec. 31, 2006 $
Property rights (note 3(a))	691,166	651,443
Mining concessions (note 3(b))	106,350	106,350
Deferred development costs (Note 3 (c) from June 1, 2007)	459,767	-
	1,257,283	757,793

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

3   Mineral properties, mining concessions and related deferred costs (continued)

a)   Property rights

The Company owns approximately 7,275 hectares (comprised of three properties with clear title and one 30-year lease) located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,400.

b)   Mining concessions

The Company acquired certain concessions comprised of 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $48,000.

c)   Effective June 1, 2007 the project advanced to the development stage. Details of cumulative exploration expenditures and deferred development costs on the Boleo Project are as follows:

	Deferred Costs June 30, 2007 $	Exploration June 30, 2007 $	Exploration Dec. 31, 2006 $
Amortization	-	257,171	190,650
Camp, general and travel	25,299	2,368,897	2,088,798
Concession fees and other	656	1,881,164	1,851,296
Drilling	41,682	14,101,264	12,690,696
Feasibility studies	-	10,053,621	7,292,178
Geological and environmental	-	10,029,744	8,523,038
Infrastructure	-	687,494	687,494
Management fees	12,000	3,636,203	3,438,073
Metallurgical and contract services	20,095	6,085,912	5,949,272
Pilot plant costs	-	5,327,406	5,327,406
Professional fees	267,974	5,207,872	4,523,116
Project finance costs	-	62,965	-
Stock-based compensation expenses	-	5,002,440	4,318,384
Wages and subcontracts	92,061	2,100,491	1,787,175
	459,767	66,802,644	58,667,576

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

4 Property, plant and equipment

		June 30, 2007	
	Cost **$**	**Accumulated** **amortization** **$**	**Net** **$**
Computer equipment and software	278,386	150,053	128,333
Leasehold improvements	140,461	41,473	98,988
Machinery and equipment	1,056,000	156,291	899,709
Mining equipment	86,262	86,262	-
Office equipment and furniture	180,222	58,932	121,290
Transportation equipment	67,590	45,703	21,887
Warehouse	38,784	26,238	12,546
	1,847,705	564,952	1,282,753

		Dec. 31, 2006	
	Cost **$**	**Accumulated** **amortization** **$**	**Net** **$**
Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Warehouse	38,784	25,267	13,517
	919,198	455,164	464,034

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

5   Special warrants liability

On January 9, 2007, the Company reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company's El Boleo property is located within the "Buffer Zone" of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of warrant of three years.

	Amount US$	Discounted US$	Discounted CDN$
Balance - December 31, 2006	-	-	-
Fair value of obligations, January 9, 2007	1,140,354	784,544	922,161
Fair value of special warrants, equity–(note 6 (c))	(40,454)	(40,454)	(47,582)
Payment on January 31, 2007 – (US$100,000)	(100,000)	(100,000)	(117,000)
Accretion of discounted liability	-	55,588	62,965
Unrealized foreign exchange			(76,506)
Balance – June 30, 2007	999,900	699,678	744,038

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

6   Share capital

a)   Authorized
Unlimited common shares without par value

b)   Details of transactions are as follows:

	Shares	**Amount** **$**
Balance - December 31, 2005	76,280,820	44,284,417
Brokered private placement	25,555,556	17,634,879
Share issue costs	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised (note 6(c))	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised (note 6(f))	-	1,007,982
Balance - December 31, 2006	107,884,017	65,258,086
Shares issued on exercise of warrants	2,938,907	2,819,475
Fair value of warrants exercised (note 6(c))	-	1,311,362
Shares issued on exercise of stock options	1,850,000	647,500
Fair value of options exercised (note 6(f))	-	1,310,881
Balance – June 30, 2007	112,672,924	71,347,304

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

6 Share capital (continued)

c) Share purchase warrants

	Share purchase warrants	Amount $
Balance - December 31, 2005	6,406,052	1,121,953
Brokered private placement share purchase warrants	12,777,774	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(3,340,306)	(699,882)
Balance – December 31, 2006	17,000,530	6,496,517
Fair value of special warrants (note 5)	180,000	47,582
Shares issued on exercise of warrants	(2,938,907)	(1,311,362)
Balance – June 30, 2007	14,241,623	5,232,737

d) Warrants

A summary of the Company's share purchase warrants at June 30, 2007, and the changes during the period are as follows:

	2007	
	Number of warrants	Weighted average exercise price $
Balance - Beginning of period	22,920,546	1.10
Granted	184,437	5.75
Exercised	(2,938,907)	0.96
Expired	-	
Balance – End of period	20,166,076	1.16

(expressed in Canadian dollars)

6 Share capital (continued)

d) Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at June 30, 2007:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $
0.35 to 0.49	2,422,759	0.45	0.44
0.50 to 0.99	369,916	3.79	0.90
1.00 to 1.49	17,193,401	3.10	1.22
US 5.555	180,000	2.50	US 5.555
	20,166,076	2.90	1.16

e) Stock options

A summary of the Company's stock options at June 30, 2007 and the changes during the period are as follows:

	2007	
	Number of options	Weighted average exercise price $
Balance - Beginning of period	9,940,000	0.83
Granted	1,250,000	1.46
Exercised	(1,850,000)	0.35
Expired/cancelled	(50,000)	1.33
Balance - End of period	9,290,000	1.01

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

6   **Share capital** (continued)

   e)   Stock options (continued)

   The following table summarizes information about stock options outstanding and exercisable at June 30, 2007:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options $	Weighted average exercise price $
0.22 to 0.49	2,720,000	2.63	0.35	2,720,000	0.35
0.50 to 0.99	700,000	3.63	0.78	700,000	0.78
1.00 to 1.49	5,520,000	4.23	1.32	5,220,000	1.33
1.50 to 1.99	350,000	4.18	1.66	350,000	1.66
	9,290,000	3.94	1.01	8,990,000	0.71

   The Company adopted a stock option plan ("the plan") whereby the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At June 30, 2007, the Company has reserved 11,194,749 common shares under the plan.

   The option plan has the following vesting requirements:

   i)   Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the options upon conclusion of every three months subsequent to the grant date.

   ii)   Options granted to other employees, consultants, directors and officers vest immediately.

   The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the quarter, the Company granted 850,000 five-year stock options at exercise prices between $1.46 and $1.97; these were granted to consultants and employees. Stock-based compensation costs, in the amount of $878,607, have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus.

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

6 Share capital (continued)

e) Stock options (continued)

The fair value of stock options granted during the three month period was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2007 $
Risk-free interest rate	4.28%
Dividend yield	0%
Expected volatility	89%
Expected stock option life	3.5 years
Weighted average fair value of stock options granted	$0.95

f) Contributed surplus

	$
Balance - December 31, 2005	2,739,721
Fair value of options re-priced	1,100,000
Fair value of options granted	4,140,826
Fair value of 1,955,000 options exercised (note 6(b))	(1,007,982)
Balance - December 31, 2006	6,972,565
Fair value of options granted (note 6(e))	1,165,909
Fair value of 1,850,000 options exercised (note 6(b))	(1,310,881)
Balance - June 30, 2007	6,827,593

7 Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2007 $	2006 $
Management fees paid or accrued	302,280	325,113

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

8 Segmented information

The Company's only business activity is the exploration and development of mineral reserves. This activity is carried out exclusively in Mexico.

The breakdown by geographic region for the period ended June 30, 2007 is as follows:

	Canada $	Mexico $	Consolidated $
Total assets	5,667,916	2,933,371	8,601,287

The breakdown by geographic region for the period ended June 30, 2006 is as follows:

	Canada $	Mexico $	Consolidated $
Total assets	20,202,495	2,816,002	23,018,497

9 Foreign financial instruments

As at June 30, 2007, the Company has the following foreign currency denominated financial instruments:

	Foreign currency amount	Canadian dollar amount $
Cash in United States dollars	150,102	159,618
Cash in Mexican pesos	142,445	14,038
Value added taxes recoverable in Mexican pesos	3,561,294	350,966
Accounts payable in United States dollars	1,029,173	1,094,423
Accounts payable in Mexican Pesos	319,327	31,470

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

9   **Foreign financial instruments** (continued)

As at December 31, 2006, the Company had the following foreign currency denominated financial instruments:

	Foreign currency amount	Canadian dollar amount $
Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

10   Commitments

a)   On September 22, 2004, the Company signed an agreement with Bateman to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $13.9 million. All technical work was completed and the study results were released on May 29, 2007. The agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $13.6 million under the agreement, for a remaining commitment of $0.3 million.

b)   On May 11, 2007 the Company signed an agreement with Wardrop Engineering Inc. ("Wardrop") to complete the set-up and baseline phase of the Boleo Project. The estimated contract value including approved change orders is $2.8 million. The agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $0.3 million under the agreement, for a remaining commitment of $2.5 million

c)   The Company has a number of management and consulting agreements. The future commitments under these contracts as at June 30, 2007 amount to:

	$
2007	144,000
2008	288,000
2009	96,000
	528,000

Baja Mining Corp.
Notes to Consolidated Financial Statements - Unaudited
June 30, 2007

(expressed in Canadian dollars)

10 Commitments (continued)

d) The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

	$
2007	53,000
2008	104,000
2009	104,000
2010	78,000
	339,000

11 Supplemental cash flow information

	2007 $	2006 $
Interest received	331,759	129,338
Interest paid	-	-

The following are the non-cash investing and financing activities of the Company:

Accrued development costs	313,453	-

BAJA MINING CORP.
Management Discussion and Analysis
QUARTERLY REPORT – June 30, 2007

This Management's Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp's financial results for the quarter ended June 30, 2007. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the notes to the interim unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com. This MD&A is current as of August 8, 2007.

Overall Performance

Nature of Business and Overall Performance

On May 29, 2007 Baja Mining Corp. (the "Company") announced the completion of the Definitive Feasibility Study ("DFS") for the Boleo copper-cobalt-zinc-manganese deposit ("Boleo Project") located at Santa Rosalia, Baja California Sur, Mexico. The DFS highlights important improvements on the Updated Preliminary Economic Assessment released on February 7, 2007, particularly with the increased resource estimate that will facilitate increased near-term copper production. **The DFS has confirmed the robust economics and technical aspects of the Boleo Project.** The Company is now focused on completing the financing and commencing the construction of the Boleo Project.

The Company was incorporated in 1985 and has been engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation (now know as "Mintec Processing Ltd.", or "Mintec"). The business combination resulted in a change of control of the Company whereby Mintec was deemed to be the acquirer. The transaction was accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in the development stage copper-cobalt-zinc-manganese mineral deposit.

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego. The deposit contains seven mineralized seams, called "mantos", stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $67 million has been spent on exploration and completion of the DFS on the Boleo Project.

The Boleo property consists of roughly 10,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the "buffer zone" of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest ("EIM") has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

Current development in the quarter ended June 30, 2007

Completion of NI 43-101 Definitive Feasibility Study

Baja Mining is now in a position to fast-track project development to achieve production in mid-2009. The DFS is a compilation of the results of two test mining programs, two process pilot campaigns, as well as numerous bench scale tests, and a +38,000 metre in-fill drill program completed on the Boleo project.

<u>Highlights</u>

- Commercial life-of-mine average cash cost operating cost of negative $0.07/lb of produced copper, net of by-products

- Average annual production, for the first four years of production:
  - o Copper cathode: 55,750 tonnes
  - o Cobalt cathode: 1,535 tonnes
  - o Zinc contained metal: 6,300 tonnes

- Total Capital Cost is $568.4 million

- Proven and probable reserves provide for initial 25 year mine life

- Measured and Indicated resources: 277.2 million tonnes grading 1.77% copper equivalent

- Inferred resources: 253.2 million tonnes grading 1.29% copper equivalent

- After-tax IRR of 24.7% at base-case metal prices, or 46.0% at current market prices

- After-tax NPV (at an 8% discount rate) of $700 million (exclusive of any credit for manganese), or $2.3 billion at current metal prices

- Upside from potential manganese production is still available, and could increase the base case NPV by an additional $302 million

- Manganese (contained in manganese carbonate) production could exceed 100,000 tonnes/year at the current design capacity

The DFS incorporates capital and engineering estimates prepared by Bateman Engineering Inc. ("Bateman") and Wardrop Engineering Inc. ("Wardrop") for the process plant and mine plan developed by Agapito Associates, Inc ("AAI"), Australian Mine Design and Development ("AMDAD") and Wardrop in accordance with NI 43-101 standards.

Engineering Update

The Company has signed contracts for the Basic Engineering package for its Boleo copper, cobalt project in Baja California Sur, Mexico. With the completion of the DFS, headed by Bateman, the project engineering team that had been assembled for that work will now continue to develop the Baseline and Basic Engineering package that is necessary before starting Detailed Engineering and Construction. Contracts have now been signed with Wardrop of Vancouver, B.C., Bateman of Brisbane, Australia, and The Industrial Company ("TIC"), of Steamboat Springs, Colorado. The next phase of work will include Basic Engineering for the process and plant design, early (long lead item) procurement, and the development of master schedules and the final Engineering, Procurement and Construction Management ("EPCM") contracts.

TIC, which has extensive construction experience in Mexico, will be assisting Wardrop and Bateman by conducting 'constructability' reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy industrial contractor providing world-class construction expertise throughout North America, including the U.S., Canada and Mexico. TIC's construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa. TIC is privately owned, and had 2006 revenues in excess of $1.7 billion. As negotiations continue towards the final EPCM contracts, it is envisaged that TIC will take the lead role in the construction of the project.

Financing Update

Strong support of the Boleo project has been shown by the financial community, including project finance lenders and metal off-take parties. Baja is working closely with its advisor, Endeavour Financial International Limited, which has distributed its financial information memorandum to the commercial bank market and other potential lenders. The senior debt responses have now been received and the Company is progressing discussions with potential lenders, with a view to appointing the senior lender group in August. Discussions are also continuing on off-take agreements and subordinate debt financing.

Management and Personnel Additions

The appointment of:

- Ron Hamm, P. Eng, Manager – Engineering

Mr. Hamm graduated with a BSc. Eng (Elec) degree from the University of the Witwatersrand in 1972. He then joined Westinghouse Bellambie's telecontrol division where his roles ranged through design commissioning and project management. Over a period of five years his contracts included the reticulation control of five South African cities as well as the Richards Bay coal railway line. Mr. Hamm then moved on to Asea Electric where he spent four years as the senior commissioning engineer for the Southern African region, commissioning projects ranging from hydroelectric generation and power distribution systems, ferro-alloy, steel and PGM furnaces to mine winders operating on diamond, gold and coal mines. He next joined Titaco Projects where he moved from discipline engineer to project engineer and finally project manager, working on projects including ferro-alloy furnaces, diamond and ferro-alloy recovery plants and PGM and copper refineries. In 1995 Mr. Hamm immigrated to Canada as branch manager for Titaco and was primarily involved in business development on smelters and ferro-alloy recovery projects. Following the take over of Titaco by Bateman Engineering in 2000, Mr. Hamm continued as branch and business development manager for Bateman's complete process product line, which included base and precious metal refineries and diamond and ferro-alloy recovery plants. During this time he was involved in the design, construction, commissioning and project management aspects of projects.

Results of Operations

Comparison of the six months ended June 30, 2007 to June 30, 2006

Operations

On May 29, 2007 the Company moved from the exploration stage to the development stage at its Boleo Project, with the completion of the DFS by Bateman. With the published economic and technical results confirmed by the DFS, the Company began to capitalize its development costs effective June 1, 2007, and had capitalized $459,767 in development costs by the end of June. The Company currently has no revenue generating activities other than interest income. For the six-month period ended June 30, 2007, the Company recorded a loss for the period of $9,375,617 ($9,158,129 in 2006) or $0.09 ($0.10 in 2006) loss per share. The increased costs are consistent with the drive to complete the DFS and prepare for construction.

Exploration Expenses

The Company incurred $8,135,068 in exploration expenses during the six month period ended June 30, 2007 ($7,930,525 in 2006) and the significant changes over the prior period are detailed below:

- Costs of drilling - including the completion of the extensive 38,000 metre drilling program in 2007. This resulted in total costs during the six months ended June 30, 2007 of $1,410,568 compared to $622,212 during the six months ended June 30, 2006, an increase of $788,356;
- Costs of feasibility studies – including the completion of all the technical work required to complete the DFS. This resulted in total costs during the six months ended June 30, 2007 of $2,761,443 compared to $1,926,056 during the during the six months ended June 30, 2006, an increase of $835,387;
- Costs of geological and environmental - including increased work for the completion and acceptance of the Company's environmental manifesto, increased geological work and creation of the environmental trust fund requiring the payment of US$100,000 and a non-cash fair value assessment of the special warrants totalling $805,161. This resulted in total costs during the six months ended June 30, 2007 of $1,506,706 compared to $190,071 during the six months ended June 30, 2006, an increase of $1,316,635;
- Cost of the pilot plant during 2006 - including building and testing the phase 2 pilot plant. This cost $3,246,937 during the six months ended June 30, 2006 compared to $NIL in 2007;
- Costs of professional and consulting fees - including the increased use of external consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, Updated PEA, completion of the DFS and beginning of development. Related party fees decreased due to more extensive use in 2006 of the vice president - metallurgy/process This resulted in total costs during the six months ended June 30, 2007 of:
    o Related party; $198,130 of fees to management and Company officers compared to $268,112 during the prior period, a decrease of $69,982;
    o Other; $684,756 compared to $333,987 during the prior period, an increase of $350,769;
- Cost of project financing during the quarter is non-cash accretion of the discounted special warrants liability of $62,965; and
- Costs of wages and subcontracts - including the significant mining and managerial experience that was acquired starting in Q2 of 2006 and continuing to June 2007 with five new mining executives added to Baja and the capitalization of $92,061 in 2007. This resulted in total costs during the six months ended June 30, 2007 of $313,316 compared to $161,761 during the six months ended June 30, 2006.

The Company completed the DFS and published it during the second quarter of 2007, and it will be utilized to secure financing of the El Boleo project. Although the Company is highly optimistic about the senior debt responses that have now been received, the Company has not obtained any written commitments or undertaking at filing, and there is no guarantee the Company will be able to secure any financing. The outcome of the various project financing negotiations will dictate when construction will commence in 2007.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2007 were $2,247,135, an increase of $1,022,036 compared with the previous year of $1,225,099. The increased costs represented the increased support required for advancing the Boleo project, the rising regulatory costs associated with increased regulatory requirements in Canada (and now the United States, as the

Company enters the US regulatory arena), and the support required as the Company has moved into the development stage. The increased costs are outlined as follows:

- Audit and legal fees: $149,884 ($106,299 in 2006) - the increase is a result of 2007 quarterly review fees, additional legal fees in Mexico, Canada and the US relating to the property, TSX listing, US 20-F and 40-F filings and review of these various reports, as well as the general growth in the complexity of the business;
- Filing, exchange and transfer agent fees: $235,220 ($46,297 in 2006) - the increase resulted from the Company's initial listing Fee on the TSX of $153,000, project activity, resulting disclosure requirements, financings and option and warrant conversions;
- Directors fees: monthly fees for the independent directors, totalling $28,250 during the six months ended June 30, 2007, became effective March 1, 2006;
- Management and consulting fees:
    - Related party; $72,000 ($57,000 in 2006) - related party management fees include part of the CEO's fees relating to administration;
    - Other; $85,191 ($109,134 in 2006) - consulting fees were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project;
- Office and general: $169,727 ($70,649 in 2006) - the increased activities and personnel required upgrades in operating leased office equipment, higher uses of office supplies and Spanish lessons to increase the effectiveness of personnel dealing in Mexico;
- Promotion, tradeshow and marketing: $314,695 ($100,026 in 2006) – In addition to the www.bajamining.tv shot, management attended several events during 2007 including those in Las Vegas, New Orleans, Vancouver and Toronto. The Company has also expanded its investor awareness programs during the period.
- Rent: $89,283 ($53,225 in 2006) - due to expansion, the Company took on additional space in August 2006, and commencing February 2007 has taken back space previously subleted;
- Stock based compensation: $481,853 ($373,341 in 2006) - during the six months ended June 30, 2007, the Company granted 500,000 options, and in addition amortized unvested options granted during the prior year. The increase in share price has increased the fair value of the options. The stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company;
- Travel: $135,002, ($98,928 in 2006) - travel has been allocated between exploration and administration based upon the purpose of the travel. Most travel to site was for technical purposes and was allocated to exploration; however, in 2006 and 2007 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to secure funding and to increase the Company's profile and investor awareness programs; and
- Wages and subcontractors : $396,809 ($130,180 in 2006) - costs have increased due to additions of key employees and the recruitment of additional administration staff after the first quarter of 2006 that will continue as the Company moves towards construction.

Other items

- Foreign exchange gain (loss): $892,872 (negative $131,843 in 2006) - resulted from all previous financing raised in CDN dollars, and with the increased expenditures there were significant payments required in Mexican Pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed. The Company does not hedge its foreign currencies; and
- Interest income: $113,714 ($129,338 in 2006) - the Company invested the equity raised from late March and April 2006 in short term guaranteed term deposits, which generated significant

interest during the period. The balance of short term guaranteed term deposits has decreased to $4,552,486 at June 30, 2007.

Comparison of the three months ended June 30, 2007 to June 30, 2006

Operations

For the three month period ended June 30, 2007, the Company recorded a loss for the period of $3,798,604 (loss of $7,227,621 in 2006) or $0.03 per share (loss of $0.07 per share in 2006). The results are representative of the significantly higher exploration activity in 2006, specifically the pilot plant, and the move into development at June 1, 2007. The increased administrative support required in 2007 compared with the same period in 2006, is reflected in the higher administrative costs.

Exploration Expenses

The Company incurred $3,743,347 in exploration expenses during the three month period ended June 30, 2007 ($6,437,004 in 2006). This decrease is the result of the following significant changes:

- Cost of drilling includes minimal drilling in 2007 compared with a significant drilling program in 2006. This resulted in total costs during the three months ended June 30, 2007 of $117,147 compared to $542,258 during the three months ended June 30, 2006, a decrease of $425,111;
- Cost of the pilot plant during 2006 includes building and testing the phase 2 pilot plant. This cost $2,808,628 during the three months ended June 30, 2006 compared to $NIL this quarter;
- Cost of professional and consulting fees includes the increased use of external consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the completion of the DFS and the beginning of development, including the capitalization of $267,974 in 2007. Related party fees decreased due to extensive hours required in 2006 of the vice president - metallurgy/process. This resulted in total costs during the three months ended June 30, 2007 of:
  - Related party; $73,600 of fees to management and Company officers compared to $167,644 during the prior quarter, a decrease of $94,044;
  - Other; $596,352 compared to $257,629 during the prior quarter, an increase of $338,723;
- Cost of project financing during the quarter is non-cash accretion of the discounted special warrants liability of $32,295;
- Wages and subcontractors : $122,166 ($96,149 in 2006) - costs have increased due to key additions of employees and the recruitment of additional administration staff after the first quarter of 2006 that will continues as the Company moves towards construction, and the capitalization of $92,061 in 2007; and
- Cost of stock-based compensation includes, new and existing mining and managerial personnel who were issued stock options in the second quarter of 2007, with a fair value of $684,056, while only $397,349 was the fair value of the options issued in 2006.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2007 were $1,017,052, an increase of $327,808, compared with the previous year of $689,244. The increased costs represented the increased support required for the growing Boleo project, the increased regulatory costs associated with increased regulatory requirements in Canada (and now the United States as the Company enters the US regulatory arena) and the support required as the Company completed the DFS. The significant changes during the quarter are outlined as follows:

- Filing, exchange and transfer agent fees: $22,823 ($29,415 in 2006) – In 2006 the Company closed a $23 million financing, which resulted in much higher quarterly activity and disclosure requirements;
- Promotion, tradeshow and marketing: $164,664 ($31,049 in 2006) – Attendance at several investor awareness events during Q2 2007 and the expansion of the investor awareness programs during the period;
- Travel: $99,920, ($62,175 in 2006) - travel has been allocated between exploration and administration based upon the purpose of the travel. Most travel to site was for technical purposes and was allocated to exploration; however, in 2006 and more in 2007 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to secure funding and to increase the profile and investor awareness programs; and
- Wages and subcontractors : $209,527 ($64,505 in 2006) - costs have increased due to key additions of employees and the recruitment of additional administration staff after the first quarter of 2006 and continuing as the Company moves to the next stage of the El Boleo project.

Other items

- Foreign exchange gain (loss): $932,114 (versus a loss of $216,907 in 2006) - resulted from all previous financing raised in CDN dollars, and with the increased expenditures there were significant payments required in Mexican Pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed. The Company does not hedge its foreign currencies; and
- Interest income: $29,681 ($115,534 in 2006) - the Company invested the $23 million equity raised from late March and April 2006 in short term guaranteed term deposits, which generated significant interest during the period. The balance of short term guaranteed term deposits has decreased to $4,552,486 at June 30, 2007

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006	Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(2,713,964)	$(1,169,099)	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)	$(5,554,266)	$(3,798,604)
Basic and diluted loss per share for the period	$(0.04)	$(0.02)	$(0.03)	$(0.08)	$(0.07)	$(0.06)	$(0.05)	$(0.03)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during all eight quarters as disclosed above. The Company raised equity financing to support the exploration costs. In 2006 the Company committed to raise the funds required to complete the DFS, and in April 2006 raised $23 million in an equity issue. This resulted in a significant increase in expenditures over the final three quarters of 2006 and the first two quarter of 2007 compared to the previous three quarters. On May 29, 2007 the company announced the results of the DFS, and effective June 1, 2007 moved to the development stage and began capitalizing project costs.

Liquidity

The Company's mineral exploration activities have provided the Company with no source of income and resulted in a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company's non-financial performance and valuation.

The Company's working capital as at June 30, 2007 was $4,790,956 compared with working capital of $10,060,278 as at December 31, 2006, a reduction of $5,269,322 as a result of the continued exploration activities. During the six months ended June 30, 2007 the Company received $3,466,975 through the exercise of options and warrants, while during the six months ended June 30, 2006 it raised $24,575,876 through the exercise of options and warrants, and a private placement. The Company spent $7,308,300 ($8,036,233 in 2006) in exploration and other costs, resulting in the completion of the DFS. The Company also purchased an additional $928,507 ($201,515 in 2006) in property, plant and equipment and capitalized $499,490 ($NIL in 2006) in mineral properties and related deferred costs.

The Company's cash and term deposit position as at June 30, 2007 was $5,293,572 compared to $10,349,929 at December 31, 2006, a decrease of $5,056,357 as a result of exploration. The Company has $1,270,295 ($1,139,707 at December 31, 2006) of current liabilities, an increase of $130,588 from the December 31, 2006 of completion of DFS.

The current obligations of the company are expected to be funded through existing cash and term deposits.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company's El Boleo property is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007. Additionally the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represents a liability of USD$999,900 (or a discounted liability of CDN$788,249 at the present time) if the share price has not reached USD$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

As at June 30, 2007, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$339,000	$105,000	$208,000	$26,000	Nil
Contract obligations [2,3,4]	$3,328,000	$3,088,000	$240,000	Nil	Nil
Purchase obligations	NIL	NIL	Nil	Nil	Nil
Other long term liabilities [5]	$1,060,000	Nil	$353,000	$707,000	Nil
Total	$4,727,000	$3,193,000	$801,000	$733,000	Nil

[1]   During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051. The Company has also committed to two operating leases for office space in Mexico City, one on a month to month basis and the other expiring in August 2007, which will be continued month to month. The combined monthly lease is 16,800 Pesos (CDN$1,800).

[2]   The Company signed an agreement with Bateman Engineering Inc. ("Bateman") to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $13.9 million. The definitive feasibility study was completed and the agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $13.6 million under the agreement, for a remaining commitment of $0.3 million.

[3]   The Company signed an agreement with Wardrop Engineering Inc. ("Wardrop") to complete the set-up and baseline phase of the Boleo Project. The estimated contract value including approved change orders is $2.8 million. The agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $0.3 million under the agreement, for a remaining commitment of $2.5 million.

[4]   During 2006, the Company signed a management consulting agreements with a company with a common director and officer of the Company with future commitments for 2007 to 2009 aggregating $528,000.

[5]   On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

Capital Resources

The Company's primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, entitled 'Overall Performance'.

The Company will require additional capital to fund the business activities during the next twelve months, as it has moved into the development stage and anticipate moving into the construction phase of the El Boleo project during this year. The Company has no revenue from operations except interest income and do not expect to generate any revenue from operations until completion of construction and commencement of operations. The Company expects to raise the required capital through a combination of debt and equity financing. The Company is well advanced in the process of discussions with various financial intermediaries.

While current cash reserves are expected to be adequate until the completion of the next quarter, the Company will require additional funds for the project capital costs. Capital costs to develop the Boleo

project for the production of copper, cobalt and zinc sulphate (but not manganese) have been prepared by Bateman, Wardrop, AMDAD, AAI and the Company. The estimated direct capital cost of the project, excluding working capital requirements, is $407 Million. The total project cost (exclusive of certain mobile equipment that will be leased), including Engineering, Procurement, and Construction Management, Owner's Costs, and 12.5% overall Contingency is $568 Million. A summary of capital costs is listed below:

Project Area	Capital Cost
Overall Site	$39,142,000
Mining	$59,678,000
Process Plant	$160,322,000
Site Services	$94,285,000
Buildings	$14,956,000
Construction Indirects and Freight	$39,063,000
Direct Field Costs	$407,446,000
EPCM	$45,805,000
Contingency	$62,349,000
Owner's Costs	$36,773,000
Mine Pre-development	$16,019,000
Total DFS Value	$568,392,000

Outside of the construction costs of the Boleo project, outlined above, the Company anticipates or have committed to the following expenditures over the next 12 months:

- Final presentation and billing of definitive feasibility study on the Boleo Project of approximately $300,000;
- Permitting activities on the Boleo Project of approximately $200,000;
- Wages, management fees and subcontracts of approximately $2,600,000
- General and administrative expenses, including travel, of approximately $2,100,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. Although the Company is currently seeking debt for project financing, it will continue to depend upon equity capital to finance its business activities. Although management has successfully raised significant amounts of capital in the past, there are no assurances that capital requirements will be met by this means of financing, as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company

Off-Balance Sheet Arrangements

The Company has no material off-balance-sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the six month period ended June 30, 2007, the Company paid $302,280 ($325,113 in 2006) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company's financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values. The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 113,301,509 issued and outstanding. The Company also had 9,035,000 outstanding stock options and 19,781,491 outstanding warrants available to be exercised.

Between June 30, 2007 and the date of filing, the Company granted no additional stock options, and 255,000 options were exercised at $0.35 for gross proceeds of $89,250.

Between June 30, 2007 and the date of filing, an additional 373,585 warrants were exercised, for gross proceeds of $452,898. No additional warrants were issued.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset Retirement and reclamation costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted (or increased) over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the position of the grantee. The increase in contributed surplus as a result of each grant is transferred to share capital along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Changes in Accounting Policies including Initial Adoption

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards adopted on January 1, 2007 include:

> *CICA Section 3855 – Financial Instruments – Recognition and Measurement*
>
> This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with gains and losses reported in net income in the period that the liability is settled.
>
> Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives' fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives' fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.
>
> *CICA Section 1530 – Comprehensive Income*
>
> This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA sections 3855 and 1530 have been adopted by the Company on January 1, 2007 and have no impact on the opening equity or balance sheet of the Company.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company's Board and Audit Committee. As at December 31, 2006, an evaluation was completed, and the Company's CEO and CFO concluded that the disclosure controls and procedures

were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation was disclosed and that a material weakness existed in the Company's disclosure controls and procedures as of December 31, 2005 and 2006.

The Company has spent time and resources addressing the issue during 2006 and the first quarter of 2007. As a result of a broad review of disclosure controls and internal controls over financial reporting that was undertaken in 2006 and implemented early in the first quarter of 2007, the Company made significant changes to its disclosure controls and internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A effective March 29, 2007.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

As a result of a broad review of internal controls over financial reporting that was undertaken in 2006, and implemented early in the first quarter of 2007, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A, and became effective March 29, 2007.

The internal controls over financial reporting were designed to ensure testing and reliance could be achieved. Significant documentation and changes as outlined above have occurred. With the new system implemented, management is confident that material weaknesses related to cash, reporting weaknesses and segregation of duties issues can be mitigated. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company's common stock.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involve degrees of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are

estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled. There is no assurance that if significant quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price change has been provided or carried out.

Outlook

Baja Mining Corp. has published the results of the DFS on May 29, 2007. The Company is continuing to work with the various potential lenders, with a view to appointing the senior lender group in August, 2007. Having contracted the set-up and baseline team, the Company continues to fast-track project development with the objective of achieving production in 2009.

In addition, the Company has continues discussions with potential off-take parties; including discussion of possible subordinate debt financing to minimize equity financing requirements.

Caution on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

Form 52-109F2 – Certification of Interim Filings

I, **John Greenslade, President of Baja Mining Corp.**, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Baja Mining Corp. (the issuer) for the interim period ending June 30, 2007;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

"John Greenslade"

_____
John Greenslade President and CEO

Form 52-109F2 – Certification of Interim Filings

I, **Robert Mouat, Chief Financial Officer of Baja Mining Corp.**, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Baja Mining Corp. (the issuer) for the interim period ending June 30, 2007;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

"Robert Mouat"

_____
Robert Mouat, Chief Financial Officer